December 18, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hayes
Scot Foley
Amy Reischauer
Tabatha McCullom
Joel Parker

Re:	Audentes Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted November 6, 2015
CIK No. 0001628738

Ladies and Gentlemen:

We are submitting this letter on behalf of Audentes Therapeutics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 2, 2015 relating to the Company’s draft Registration Statement on Form S-1 (CIK No. 0001628738) confidentially submitted to the Commission on November 6, 2015 (the “Registration Statement”). Confidential Draft No. 2 of the Registration Statement (“Draft No. 2”) is being confidentially submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery five copies of Draft No. 2 in paper format, which have been marked to show changes from the draft Registration Statement as originally submitted. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Prospectus Summary

Overview, page 1

1.

Throughout your prospectus, when characterizing the results of your preclinical trials, you include statements that you believe your product candidates are “advantageous for the treatment of Pompe disease,” may provide “long term clinical benefit to…patients,” “may provide long-term improvement in patient symptoms,” “demonstrated an ability

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December 18, 2015

to prevent ventricular tachycardia,” and similar statements regarding the potential efficacy of your product candidates. Because approval of the FDA and other comparable regulatory agencies is dependent on such agencies’ making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is both safe and effective, it is premature for you to describe or suggest that your product candidates, or any other non-approved product is safe or effective. Accordingly, please revise your disclosure as necessary to balance these statements and make clear that any observations you make about your products’ potential for safety or efficacy are your own, are not based on the FDA’s or any other comparable governmental agency’s assessment, and do not indicate that your products will achieve favorable results in any later trials or that the FDA or comparable agency will ultimately determine that your product is safe and effective for purposes of granting marketing approval.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 86 of Draft No. 2.

2.	Please amend your disclosure to explain what vectors are.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 84 of Draft No. 2.

3.	Please define “capsid serotypes” where this term is first used.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 84 of Draft No. 2.

4.	Please note here that no gene therapy products have been approved in the United States to date and that only one has been approved in Europe.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 86 of Draft No. 2.

Risks Related to Our Business, page 5

5.	Please include additional bullet points that address the risks associated with:

•	the fact that your product candidates based on gene therapy technology may cause side effects, and note how there have been several adverse effects identified in clinical trials on gene therapy treatments in the past;

•	your limited operating history and history of operating losses; and

•	the fact that all of your current product candidates are licensed from or based on licenses from third parties.

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December 18, 2015

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 7 of Draft No. 2.

Risk Factors

Risks Related to Product Development and Regulatory Approval

“We have not tested any of our product candidates in clinical trials . . .,” page 13

6.	Please provide examples of the clinical trials performed by other companies on viral vectors and their results.

In response to the Staff’s comment, the Company has added disclosure on page 14 of Draft No. 2.

“Delays in establishing that our manufacturing process and facility comply with Current Good Manufacturing Practices . . .,” page 18

7.	The possibility that the manufacturing facilities you currently use may not be complying with cGMPs is a distinct material risk that you should address in an independent risk factor. Please amend your disclosure to include such a risk factor, including the range of penalties for non-compliance, under the heading “Risks Related to Manufacturing and Commercialization.”

In response to the Staff’s comment, the Company has added disclosure on page 32 of Draft No. 2.

Risks Related to Employee Matters, Managing Growth and Other Risks Related to Our Business

“Product liability lawsuits could cause us to incur substantial liabilities . . .,” page 53

8.	Please amend this risk factor to include the monetary limit of the product liability insurance you intend to obtain for your planned clinical trials.

In response to the Staff’s comment, the Company has revised page 55 of Draft No. 2 to disclose the current limit of the Company’s product liability insurance. The Company respectfully advises the Staff that it is still evaluating its future insurance requirements and has not yet determined the limit it expects to be in place when and if clinical trials commence.

Industry and Market Data, page 59

9.	In order to eliminate any inference that you are not liable for all of the information in your registration statement, please revise your disclosure to remove your statement that investors “are cautioned not to give undue weight to such estimates.”

In response to the Staff’s comment, the Company has revised its disclosure on page 61 of Draft No. 2.

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Use of Proceeds, page 60

10.	Please separate the amounts of offering proceeds you intend to allocate to each of your three product candidates.

In response to the Staff’s comment, the Company has revised its disclosure on page 62 of Draft No. 2 to leave spaces for the approximate amount of the net proceeds it intends to allocate toward the development of each of its product candidates. This disclosure will be completed in a future amendment to the Registration Statement once that information becomes available.

11.	Please separate the amount you intend to allocate toward hiring, capital expenditures, and public company expenses from the amount for working capital and general corporate purposes.

The Company respectfully advises the Staff that it cannot reliably estimate the approximate amount of the net proceeds that it intends to allocate specifically toward hiring, capital expenditures and public company expenses in a manner that would be appropriate for public disclosure in the Registration Statement. The Company anticipates there will be unpredictable variations in such expenditures as, among other things, studies and trials are initiated, internal manufacturing processes are developed and a number of other factors occur that are out of the Company’s control. For example, the Company expects headcount to vary depending on the timing and outcome of its planned preclinical and clinical development, which is inherently uncertain. The Company believes that the material uses of the net proceeds, which are the amounts used to advance its products candidates, develop and expand its manufacturing capabilities and identify and advance new product candidates, are described in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense, page 71

12.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of the common stock leading up to the IPO and the estimated offering price.

The Company and the underwriters have not yet determined an estimated offering price range for the offering. Once a determination of the proposed price range has been made, the Company will provide the Staff with the estimated offering price range and an analysis explaining any difference between the recent valuations of its common stock and the estimated offering price.

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Business

Overview, page 80

13.	Please provide examples of the “supportive treatment options” for XLMTM and the “limited treatment options” for CPVT that are currently available.

In response to the Staff’s comment, the Company has added disclosure on pages 3, 85 and 86 of Draft No. 2.

Our AAV Product Candidates, page 85

14.	In your discussion of AT001, please explain what a desmin promoter is.

In response to the Staff’s comment, the Company has added disclosure on page 90 of Draft No. 2.

15.	In your discussion of preclinical testing performed to date, please clarify the number of subjects in each study and explain the concept of statistical significance, what the p-values you disclose represent, and what the asterisks in your bar graphs are intended to capture.

In response to the Staff’s comment, the Company has revised its disclosure on page 91 of Draft No. 2 to explain the concept of statistical significance. In addition, the Company has revised its disclosure on pages 90, 91, 92, 96 and 98 to disclose the number of subjects in each study.

16.	We note your statement that your RECENSUS retrospective medical chart review “may serve as a historical control for the planned Phase 1/2 trial” of AT001. Please revise your discussion to describe the limitations of using such a historical control to demonstrate statistical significance of results in subsequent trials or otherwise for purposes of obtaining FDA approval of marketing or labeling claims.

In response to the Staff’s comment, the Company has revised its disclosure on pages 14, 15, 92 and 93 of Draft No. 2.

Manufacturing, page 93

17.	In the second risk factor on page 29, you state that you have entered into agreements with manufacturers to support your clinical studies. Please describe these agreements here where you discuss the current status of your manufacturing, including their material terms, and file them as exhibits to your registration statement. If you do not believe these agreements are material, please provide an analysis to that effect in a response to this comment.

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In response to the Staff’s comment, the Company has revised its disclosure on page 100 of Draft No. 2 to describe the current manufacturing status of its product candidates. In addition, the Company respectfully advises the Staff that Genethon currently manufactures AT132 and the University of Florida currently manufactures AT982. The Company’s agreements with both of these entities are described on pages 103 and 104 of the Registration Statement and are filed as Exhibits 10.12 and 10.14 to the Registration Statement. Further, the Company advises the Staff that it has not yet begun manufacturing AT342 and AT307, nor has it entered into any contracts with third parties related to the future manufacturing of AT342 and AT307.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

12. Subsequent Events

Series C Financing, page F-38

18.	Please ensure the pro forma presentation on your balance sheet reflects the issuance of 9,645,913 shares of Series C convertible preferred stock that occurred in October.

The Company acknowledges the Staff’s comment and confirms that the pro forma presentation in its balance sheets will reflect the October 2015 issuance of the shares of Series C convertible preferred stock. In response to the Staff’s comment, the Company has also revised its disclosure on page F-29 of Draft No. 2.

Exhibits and Financial Statement Schedules, page II-3

19.	Please file each of the following agreements as an exhibit to your registration statement:

•	your Cardiogen acquisition agreement; and

•	the employment agreements with Ms. Holles and Mr. Soloway.

The Company respectfully advises the Staff that it does not believe these agreements need to be filed pursuant to Item 601 of Regulation S-K.

Cardiogen Acquisition Agreement. Pursuant to Item 601(b)(2), “any material plan of acquisition” (emphasis added) described in the registration statement is required to be filed as an exhibit to the registration statement. The Company respectfully advises the Staff that it does not believe the Cardiogen acquisition agreement is material, and therefore, is not required to be filed as an exhibit to the Registration Statement. Pursuant to the Cardgiogen acquisition, the Company acquired certain products related to rare, inherited arrhythmogenic diseases, including AT307 for the treatment of Catecholaminergic Polymorphic Ventricular Tachycardia (“CPVT”). AT307 is only one of four product candidates that the Company is currently advancing, and the length of time until AT307 is expected to advance to clinical development is longer than many of the Company’s other product candidates. Additionally, as consideration for the acquisition, the Company issued 2,883,271 shares of common stock and 104,736 shares of Series B preferred stock, which represent less than 10% of the Company’s outstanding shares of common stock, assuming the conversion of all of its shares of preferred stock to common stock. Accordingly, the Company does not believe the Cardiogen acquisition agreement is material.

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Employment Agreements. Pursuant to Item 601(b)(10)(iii)(A), a compensatory contract in which any named executive officer participates shall be deemed material and filed, and any other compensatory contract should be filed unless “immaterial in amount or significance.” Ms. Holles and Mr. Soloway are not named executive officers as defined under Item 402 of Regulation S-K, and the Company believes their offer letters are immaterial in amount and significance. Pursuant to their offer letters, Ms. Holles and Mr. Soloway each receive an annual base salary of $350,000 and are entitled to receive an annual bonus of up to 25% of their base salary and certain severance and change of control benefits. These amounts represent approximately 1% of the Company’s current cash, cash equivalents and investments. Accordingly, the Company does not believe Ms. Holles’ and Mr. Soloway’s offer letters should be filed as exhibits to the Registration Statement.

Other Comments

20.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In the event the Company determines to make additional presentations in reliance on Section 5(d) of the Securities Act, it undertakes to provide the Staff with copies of such additional written materials on a supplemental basis.

21.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company advises the Staff that it plans to include graphics on the inside front cover of the prospectus, which it has provided to the Staff on a supplemental basis in connection with the submission of Draft No. 2. If the Company includes any additional graphics in the Registration Statement, it will provide such graphics to the Staff on a supplemental basis under separate cover prior to their use.

*****

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,

FENWICK & WEST LLP

/s/ James Evans

James Evans

cc:

Matthew Patterson, Chief Executive Officer

Tom Soloway, Chief Financial Officer

Audentes Therapeutics, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Andrew Williamson, Esq.

Charles Kim, Esq.

David Peinsipp, Esq.

Cooley LLP